EX99m-3

                                  AMENDMENT TO
                              PLAN OF DISTRIBUTION
                             PURSUANT TO RULE 12b-1
                               FOR CLASS A SHARES
                                     OF THE
                        TIMOTHY PLAN SMALL CAP VALUE FUND


         This Amendment to the Timothy Plan Class A Plan of Distribution (the "Plan") of the Small Cap Value Fund has been adopted pursuant to Rule 12b-1 of the Investment Company Act of 1940, by the Timothy Plan (the "Trust") to apply the Plan to the Class A shares of the following new series of the Trust:

Timothy Plan Patriot Fund (the "Fund").

         On behalf of the Fund, the Plan has been approved by a majority of the Trust's Board of Trustees (the "Board"), including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan (the "non-interested Trustees"). In reviewing the Plan, the Board determined that the adoption of the Plan on behalf of the Fund would be prudent and in the best interests of the Fund and its shareholders. Such approval included a determination that in the exercise of its reasonable business judgment and in light of its fiduciary duties, there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.

1. Amendment. The third paragraph under "Recitals" is hereby amended in its entirety as follows:

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2. The Trust presently offers seven Funds. This Plan applies to Class A shares offered by the following Funds of the Trust:

         Timothy Plan Small Cap Value Fund
         Timothy Plan US Patriot Fund

3. Effective Date. The Effective Date of this Amendment is February 24, 2004.